FILED BY GULFTERRA ENERGY PARTNERS, L.P.
                                             PURSUANT TO RULE 425
                                UNDER THE SECURITIES ACT OF 1933,
                                      AS AMENDED AND DEEMED FILED
   PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934
               SUBJECT COMPANY; ENTERPRISE PRODUCTS PARTNERS L.P.
                                     COMMISSION FILE NO.: 1-14323



GULFTERRA ENERGY PARTNERS, L.P. ("GULFTERRA") AND ENTERPRISE PRODUCTS PARTNERS L.P. ("ENTERPRISE") WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE
COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS. GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE
FOUND IN GULFTERRA'S AND ENTERPRISE'S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.


This filing relates to a memorandum to employees to be posted on GulfTerra Energy Partners, L.P.'s ("GulfTerra") website regarding the proposed merger between GulfTerra and Enterprise Products Partners L.P. ("Enterprise") announced on Monday, December 15, 2003.

April 8, 2004


To:       Enterprise and GulfTerra Employees

From:          Dub Andras and Bob Phillips

Subject:  Merger Update



Since our last letter to all of you, significant progress has been made toward our merger. We are continuing to make progress on the regulatory front. Steps are being taken to seek unitholder approval upon receiving clearances from regulatory agencies. You may have heard that transition teams have been formed. These functionally based teams are up and running and many of you are actively engaged in this process. We have been impressed with the level of professionalism and cooperation that has been exhibited by all participants. This is a strong indicator that we are all committed to building a great company after the merger.

The teams are focusing on organizational assessment activities which make up the first phase of our three phase process. We look to these teams for recommendations on ensuring that the best practices of both organizations are incorporated. This is a key step in the merger process.
There has been significant progress in the assessment of systems and processes that will be carried forward in the merged organization.

The second phase, organization design, is just getting underway, and is another very important step in developing the joint organization. As we move through the second phase, we anticipate further organizational announcements.

On-site meetings to inform GulfTerra employees of Enterprise's benefit programs are currently being scheduled. Enterprise benefits representatives will be on-site along with GulfTerra human resource representatives to make presentations and answer questions. These sessions are to begin mid-April and continue through mid-May. GulfTerra pension presentations begin within the next few weeks and are intended to answer employee questions regarding pensions and other benefits related issues. These sessions offer an opportunity to direct questions to your Human Resources representative.

Questions can continue to be posted to Enterprise Human
Resources through the merger information website, http://www.epplp.com/gtm. This website has recently been updated with general FAQs about the merger, and it will continue to be updated throughout the integration process.
Enterprise employees can access the FAQ's through their intranet. The GulfTerra and Enterprise merger website on El
Paso's intranet site, EP Express, will also continue to address merger related questions.


The merger is still on track to close in the second half of this year. When the merger is effective, the teams will be actively involved in the implementation of the integration plan. We know that you are working hard to keep this merger moving forward and we appreciate your efforts. We will all benefit from continued focus on our goal of building the premier midstream company in the industry.